

Mailstop 3561

November 2, 2017

Stephanie D. Fisher
Chief Financial Officer
YRC Worldwide, Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

      Re: YRC Worldwide, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 17, 2017
             File No. 000-12255

Dear Ms. Fisher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure